Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 28, 2021

The following Material Change Report was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Canadian National Railway Company on May 28, 2021.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Canadian National Railway Company (“CN” or the “Corporation”)

935 de La Gauchetière Street West

Montréal, Québec

H3B 2M9

Item 2	Date of Material Change

May 21, 2021.

Item 3	News Release

On May 21, 2021, CN issued a news release indicating the material change, which was disseminated in Canada and the United States through the facilities of a recognized news service in both French and English and filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On May 21, 2021, the Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kansas City Southern, a Delaware corporation (“Kansas City Southern”), and Brooklyn Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Corporation (“Merger Sub”).

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Kansas City Southern (the “Merger”), with Kansas City Southern surviving the Merger as an indirect, wholly owned subsidiary of the Corporation.

Immediately following the Merger, all of the stock of Kansas City Southern will be deposited into a voting trust subject to a voting trust agreement (the “Voting Trust Transaction”), pending final approval of the transaction by the Surface Transportation Board of the United States (the “STB”).

Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock, par value US$0.01 per share, of Kansas City Southern that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (1) 1.129 common shares of the Corporation and (2) US$200 in cash, without interest (collectively, the “Merger Consideration”), and each share of preferred stock, par value US$25 per share, that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive US$37.50 in cash, without interest.

Item 5	Full Description of Material Change

5.1     Full Description of Material Change

On May 21, 2021, the Corporation entered into the Merger Agreement with Kansas City Southern and Merger Sub.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Kansas City Southern pursuant to the Merger, with Kansas City Southern surviving the Merger as an indirect, wholly owned subsidiary of the Corporation.

Immediately following the Merger, all of the stock of Kansas City Southern will be deposited into a voting trust subject to a voting trust agreement, pending final approval of the transaction by the STB.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of common stock, par value US$0.01 per share, of Kansas City Southern that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive the Merger Consideration, being (1) 1.129 common shares of the Corporation and (2) US$200 in cash, without interest, and each share of preferred stock, par value US$25 per share, that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive US$37.50 in cash, without interest.

Conditions to the Merger

The respective obligations of Kansas City Southern and the Corporation to consummate the Merger are subject to the satisfaction or waiver of a number of customary conditions, including: (1) the approval of the Merger Agreement by Kansas City Southern’s stockholders; (2) the Corporation’s registration statement on Form F-4 having been declared effective by the United States Securities and Exchange Commission; (3) the absence of any injunction or similar order prohibiting the consummation of the Merger or the Voting Trust Transaction; (4) approval of the Voting Trust Transaction by the STB; (5) approval by the Comisión Federal de Competencia Económica (the Mexican Antitrust Commission) and the Instituto Federal de Telecomunicaciones (the Mexican Federal Telecommunications Institute) of the transactions contemplated by the Merger Agreement; (6) the Corporation’s common shares issuable in the Merger having been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange; (7) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (8) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; and (9) with respect to the Corporation, the absence of a Company Material Adverse Effect, and with respect to Kansas City Southern, the absence of a Parent Material Adverse Effect (as such terms are defined in the Merger Agreement).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by Kansas City Southern, the Corporation and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger and, in the case of Kansas City Southern, during the pendency of the voting trust. The parties have agreed to take all actions necessary, proper or advisable to complete the Merger as promptly as practicable. The Merger Agreement also provides that, during the period from the date of the Merger Agreement until the Effective Time, Kansas City Southern is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

As of the Control Date (as such term is defined in the Merger Agreement), four members of the Kansas City Southern board of directors will be appointed to the Corporation board of directors.

Treatment of Equity Awards

Under the Merger Agreement, at the Effective Time, (1) each outstanding Kansas City Southern stock option will be converted into the right to receive an amount in cash equal to the value of the Merger Consideration in respect of each share of Kansas City Southern common stock subject to such option, less the applicable exercise price, (2) each outstanding Kansas City Southern restricted share will be converted into the right to receive the Merger Consideration, plus the corresponding accrued but unpaid cash dividends, and (3) each Kansas City Southern performance unit will be converted into a cash-based award equal to the value of the Merger Consideration, with the number of shares of Kansas City Southern common stock underlying each award deemed equal to 200% of the applicable target; such cash-based award shall be subject to the same terms and conditions (including vesting terms and conditions but excluding performance-based vesting conditions) applicable to the original Kansas City Southern performance unit, and each such cash-based award will vest in full upon a qualifying termination following the closing of the Merger.

Termination and Termination Fees

Either Kansas City Southern or the Corporation may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed by February 21, 2022, (2) a governmental entity of competent jurisdiction has issued a final non-appealable injunction or similar order prohibiting the Merger or the Voting Trust Transaction, (3) Kansas City Southern’s stockholders fail to approve the Merger Agreement at the stockholder meeting, and (4) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach. In addition, subject to compliance with specified process and notice requirements, Kansas City Southern may terminate the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal (as defined in the Merger Agreement). The Corporation may also terminate the Merger Agreement if Kansas City Southern’s board of directors has effected a Company Change of Recommendation (as defined in the Merger Agreement).

Under the Merger Agreement, Kansas City Southern will be required to make a payment to the Corporation equal to US$700,000,000 if the Merger Agreement is terminated in certain circumstances, including because the Kansas City Southern board of directors has changed its recommendation in favor of the Merger or Kansas City Southern has terminated the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal. In addition, if the Merger Agreement is terminated in certain circumstances, Kansas City Southern will be required to refund US$700,000,000 to a subsidiary of the Corporation in connection with the amount that was paid to Kansas City Southern by such subsidiary in the context of the termination of Kansas City Southern’s prior agreement with Canadian Pacific Railway Company. The Corporation will be required to make a payment to Kansas City Southern equal to US$1,000,000,000 if the Merger Agreement is terminated in certain other circumstances, including (i) if the Merger has not been consummated by February 21, 2022 because approval of the Voting Trust Transaction by the STB, has not been received by such date or because there is an injunction or similar order prohibiting the Merger or the Voting Trust Transaction arising out of the STB review process or under Section 721 of the United States Defense Production Act of 1950 or (ii) if such an injunction or order has become final and non-appealable before such date.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed on May 28, 2021 on the Corporation’s SEDAR profile as a “Material Contract”.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact: Sean Finn, Executive Vice-President, Corporate Services and Chief Legal Officer at (514) 399-8100.

Item 9	Date of Report

May 28, 2021.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain statements included in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this material change report include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and US securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the US Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This material change report is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

*****

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.